[LETTERHEAD OF YUM CHINA HOLDINGS, INC.]

July 12, 2016

VIA HAND DELIVERY AND EDGAR

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                        Yum China Holdings, Inc.
Amendment No. 1 to
Form 10-12B
Filed June 24, 2016
File No. 001-37762

Dear Mr. Dobbie:

On behalf of Yum China Holdings, Inc. (“Yum China Holdings” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 7, 2016, regarding Amendment No. 1 to the Company’s Registration Statement on Form 10 (File No. 001-37762) (“Amendment No. 1”) filed on June 24, 2016.  In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 2 to the Form 10 (“Amendment No. 2”).  For the Staff’s convenience, a copy of this letter, along with five copies of Amendment No. 2 marked to show the revisions from the version of the Form 10 filed on June 24, 2016, are being delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.  All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 2.

Form 10

Exhibit 99.1

Industry Backdrop, page 2

1.                                    We note much of the industry information in this section, including projections about demographics and population growth, is derived from a 2012 McKinsey study. Given the passage of time since the publication of these projections, please tell us whether the study has been updated. If not, please confirm that the company’s development plans and consumer segment focus referenced in this section continue to be consistent with the 2012 projections.

Response:  The Company respectfully advises the Staff that it has, since the filing of Amendment No. 1, identified more recent publications relating to certain of the projections relied upon in the Form 10, and is providing such publications to the Staff on a supplemental basis.  Accordingly, Amendment No. 2 has been revised on pages 2 and 76.

Management’s Discussion and Analysis, page 51

Liquidity and Capital Resources, page 62

2.                                    Please disclose the substance of your response to prior comment 15 regarding your working capital deficit. Refer to Item 303(a)(1) of Regulation S-K and instruction 5 to “Instructions to paragraph 303(a)” for guidance.

Response:  Amendment No. 2 has been updated on pages 62, 72 and 73 in response to the Staff’s comment.

Reasons for the Separation, page 97

Risks associated with the Company and the Separation, page 98

3.                                    We have considered your response to prior comment 21 and we reissue the comment. Please balance the discussion of the negative factors the board considered to more fully describe the factors and to more closely track the disclosure of the advantages the board considered.

Response:  Amendment No. 2 has been revised on pages 104 and 105 in response to the Staff’s comment.

General

4.                                    We note that counsel signed the response containing the three representations requested at the end of our letter dated May 31, 2016. Please note that these representations must come directly from the company. Please provide these representations from the company with your next response.

Response:   The Company acknowledges the Staff’s comment, and has included the Company representations below at the close of this letter.

*                              *                               *                              *                               *                              *

In response to your request, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz, at (212) 403-1378 or at BMRoth@wlrk.com.

Sincerely yours,

/s/ Micky Pant

Micky Pant
Chief Executive Officer
Yum China Holdings, Inc.

Enclosures

cc:                              Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

Scott Catlett

Vice President and Deputy General Counsel, Yum! Brands, Inc.